77I. Terms of New or Amended Securities

Conversion of Class R Shares to Class N Shares (Small-Cap Growth Fund, Small-Cap Value Fund, Large-Cap Growth Fund and Large-Cap Value Fund)

The Board of Directors approved the conversion of Class R Shares of the Small-Cap Growth Fund, Small-Cap Value Fund, Large-Cap Growth Fund and Large-Cap Value Fund into Class N Shares.  Class N Shares have lower overall expenses than Class R Shares because Class N Shares do not impose any Rule 12b-1 fees.  The conversion occurred after the close of business on June 27, 2005.  New sales and exchanges into the Class R Shares of the Small-Cap Growth Fund, Small-Cap Value Fund, Large-Cap Growth Fund and Large-Cap Value Fund were not permitted beginning on June 15, 2005.  Shareholders did not have to take any action to effect the conversion from Class R Shares to Class N Shares.  The conversion of Class R Shares for Class N Shares is expected to be tax-free for federal income tax purposes.